CaminoSoft Corp
600 Hampshire Road, #105
Westlake Village, CA 91361
Tel (805) 370-3100
March 19, 2009	Fax (805) 370-3200
www.caminosoft.com

David L. Orlic
Special Counsel
United States Securities and Exchange Commission
Division of Corporate Finance, Room 4561
Washington, D.C.  20549

Re:	CaminoSoft Corp.
Revised Preliminary Information Statement on Schedule 14C
Filed March 13, 2009
File No. 033-64534-1A

Dear Mr. Orlic:

On behalf of CaminoSoft Corp. (“CaminoSoft” or the “Company”), we hereby submit responses to the comments set forth in the letter from the Securities and Exchange Commission (the “Commission”) dated March 17, 2009.

General

1.
We note your response to comment 1 of our letter dated March 3, 2009.  In accordance with our prior comment, please revise your information statement to provide the information required by Items 101, 102, 103 and 303 of Regulation S-K.  See Item 14(c)(1) of Schedule 14A and Item 14 of Form S-4.  Also, as requested, please provide unaudited financial statements of the business being sold.  See interpretation 1.H.6 of the Third Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations, dated July 2001.

Company Response:

In response to your comment, we are filing a revised information statement, which includes the information required by Items 101, 102, 103 and 303 of Regulation S-K and also includes the pro forma annual and first quarter financial statements of the business being sold as requested.

David Orlic
Securities and Exchange Commission
March 19, 2009

2.	In your response letter, please provide the representations noted on page 2 of ourMarch 3, 2009 comment letter.

Company Response:

In response to your comment, the Company acknowledges, it is responsible for the adequacy and accuracy of the disclosure in the filing.  The Company acknowledges staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company acknowledges it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

All questions and comments regarding the foregoing can be addressed to Mr. David Ficksman on (310) 789-1290 or the undersigned on (805) 370-3100.

Kind regards,

/s/Stephen W. Crosson
Stephen W. Crosson
Chief Financial Officer
CaminoSoft Corp.

cc:  David Ficksman
Corey Fischer

David Orlic
Securities and Exchange Commission
March 19, 2009